SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Rursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For            Q4-2004 Results

Nera ASA

Kokstadveien 23, P.O. Box 7090
N-5020 BERGEN
Norway

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Nera ASA

By:	Bjørn Ove Skjeie (sign.)
	Name:	Bjørn Ove Skjeie
	Title:	President and Chief Executive Officer

Dated: February 12, 2004

Nera ASA

PRESS RELEASE, 12 february 2004	Postal address
POB 7090 , 5020 BERGEN, Norway,
Office address
Kokstadvn. 23, BERGEN, Norway
Tel.Nr. 55 22 51 00
Fax.Nr. 55 22 52 99
Head Office
Nera ASA, 5020 BERGEN
Register of Business Enterprises
NO 944 536 949 MVA

Nera ASA: Results per 4th quarter 2003

Nera ASA (OSE: NER) had ope rating revenues of MNOK 2 253 in 2003, compared to MNOK 2 445 in 2002. In the final quarter of the year the company produced a turnover of MNOK 659 and profits from operations. Nera had a positive cash flow both for Q4 and for the year as a whole. All business areas improved their gross margins and Nera produced an operating income of MNOK 1.4 in Q4, compared to a loss of MNOK (28.8) in Q4 2002. Extraordinary market investments of approx. MNOK 15 was charged against the operating income. With considerable cash reserves and a healthy balance sheet, the company is well positioned to profit from new market growth and strategic opportunities. Although the business volume is down from 2002 Nera still attained its main goal for the year of returning to profitability. At the same time, the company has improved its position in several important markets. Nera expects to re-establish growth and produce positive operating income in 2004.

•	Income before tax Q4: MNOK (0.6), compared to MNOK (30.7) for Q4 2002

•	Transmission Networks had an order intake of MNOK 291 and an operating income of MNOK 1.3 in Q4 2003. This is the first quarter since 2001 in which Transmission Networks has produced positive operating income.

•	Satellite Communications maintains its market position and profitability and had an operating income of MNOK 14.4 in Q4 2003, compared to MNOK 15.0 in 2002.

•	With operating revenues of MNOK 67 in Q4 2003, Wireless Broadband Access continued to grow, more than quadrupling its revenues from Q4 of last year.

•	Nera’s balance sheet is further improved and gives the company flexibility with regards to operational and strategic alternatives for 2004. A positive cash flow increased the company’s cash reserves with MNOK 35, to MNOK 830 at year-end.

•	The company’s equity ratio was 62.7 percent at 31.12.2003.

•	The Board of Directors recommends payment of dividend for the 2003 financial year in the amount of NOK 0.22 per share.

Figures in MNOK	2003	2002	Q4-03	Q4-02
Orders received	2 158	2 519	531	575
Operating revenues	2 253	2 445	659	614
Operating income before restructuring	(25.4)	(133.4)	1.4	(17.7)
Income before tax	(16.7)	(162.3)	(0.6)	(30.7)
Earnings per share	(0.43)	(1.19)	(0.12)	(0.33)

“Nera closed the year on a positive note and moves into the new year with more momentum than a year ago. The Q4 turnover was considerably higher than in previous quarters, while the order intake returned to pre-Q3 2003 levels. While markets remained challenging through 2003, we improved our position in several market segments. Nera’s agreement with Nortel in Q4, our strengthened market positions in Southeast Asia and the Americas and its global leadership in broadband satellite solutions are examples of this”, says Bjørn Ove Skjeie, CEO of Nera.

“By increasing our operating income by MNOK 150 in spite of lower business volumes, we also attained our main goal of returning to profitable operations. As Transmission Networks returns to profitability and the other business areas deliver in line with expectations, Nera finds itself, at the onset of 2004, better equipped than in several years to benefit when our main markets improve. Our ambition for 2004 is to reestablish growth and produce positive operating income”, Skjeie concludes.

Transmission Networks
Nera’s transmission networks business still faces challenging markets. The order intake for 2003 as a whole was MNOK 1 213, on level with 2002. For Q4, the order intake was MNOK 291. This is somewhat down from the first quarters of 2003, but considerably better than in Q3 2003 or Q4 2002. The company expects Transmission Networks to improve its order intake for 2004, with some quarterly variations. While the company improved its position in Southeast Asia and in Latin America in 2003, postponements and loss of contracts made the Middle Eastern and African markets particularly challenging. Nera’s established market positions, along with the expectation of a more positive market development in the EMEA region, may provide the necessary grounds for a return to growth.

Transmission Networks had operating revenues of MNOK 1 189 in 2003, compared to MNOK 1 343 in 2002. The operating loss for the year as a whole was MNOK (71.2), compared to a loss of MNOK (165.2) in 2002. In Q4, Transmission Networks produced a turnover of MNOK 362, an operating income of MNOK 1.3 and a gross margin of 29.5 percent. This is Transmission Networks’ first quarter of profitable operations since Q4 2001.

Satellite Communication
Nera confirmed the company’s position as a leading supplier of Inmarsat satellite phones during 2003. After the close of war in Iraq, product demand has turned from satellite phones to other equipment and applications. The company has approached this development proactively. At the same time, competition from other satellite systems is on the increase, especially in the voice market. Nera maintained a strong position in the profitable land-earth station niche market. Satellite Communication had a total order intake for 2003 of MNOK 496, compared to MNOK 677 in the previous year. The order intake for Q4 was MNOK 121, compared to MNOK 103 for Q4 2002.

Satellite Communication produced operating revenues of MNOK 577 in 2003, compared to MNOK 617 in 2002. The operating income for 2003 was MNOK 87.2, compared to MNOK 68.8 in 2002. In Q4, the business area produced a turnover of MNOK 138 and an operating income of MNOK 14.4. Satellite Communication met its above ten percent operating margin target for the quarter and produced an operating margin for 2003 of 15.1 percent.

Wireless Broadband Access
Wireless Broadband Access continued its positive development through the last part of the year. Nera has ongoing terrestrial broadband projects in 16 countries, and 70 Norwegian municipalities currently use broadband networks based on Nera solutions. During the past three years Nera has developed broadband satellite into an exciting, new and growing business. With projects worth more than MNOK 250 and contracts on all continents, including markets like Brazil, Southeast Asia, Latin Europe and Scandinavia, Nera’s solutions are in the lead of broadband development worldwide. Nera remains committed to strengthening the company’s competitive position in this business segment.

Nera Wireless Broadband Access booked orders for MNOK 137 in 2003. The order intake for 2002 was MNOK 216, including the Shin Sat contract for MNOK 125 in December 2002. The order intake for Q4 2003 was MNOK 41, compared to MNOK 152 for Q4 2002.

Wireless Broadband Access produced operating revenues of MNOK 166 in 2003. This is nearly MNOK 100 more than in 2002. The operating loss was MNOK (40.3), compared to a loss of MNOK (52.4) in 2002. Wireless Broadband Access produced a turnover of MNOK 67 and an operating loss of MNOK (10.9) in Q4 2003.

Looking forward
Nera’s ambitions for 2004 are to produce growth and positive income from operations.

Transmission Networks and Wireless Broadband Access – broadband satellite in particular – have the strongest potential for growth. Growth is conditional on the gradual improvement of the transmission networks market. Mobile satellite communication is expected to maintain 2003 volumes. With regards to Nera’s other business, IT network volumes are expected to grow, while Contract manufacturing will find itself subject to fierce competition.

The company’s management expects further improvement of profitability for the Nera Group as a whole in 2004. A major goal is to improve gross margins from 2003 for the Transmission Networks business. Nera’s ambition for Mobile Satellite Communication is to defend gross margins. Meanwhile the company remains committed to further development of broadband satellite, with the goal of securing long-term, profitable market leadership in this new growth segment. Other business is expected to maintain the present level of profitability. While sales and administration expenses will be further curbed, Nera plans a modest increase in R&D expenses.

For further information, please contact:
Helge Skaar, Head of Corporate Communications Nera ASA, +47 55 22 58 20 (office), +47 90 14 20 40 (mobile) or Error! Hyperlink reference not valid.

Odd Bjørn Ur, Head of Investor relations Nera ASA, +47 55 22 55 71 (office), +47 91 14 14 83 (mobile) or obu@nera.no or Error! Hyperlink reference not valid.

Nera ASA – Q4-03 / Year 2003 Report

Income Statements	Amounts in NOK million

	1.1.-31.12.2003	1.1.-31.12.2002	4th quarter 2003	4th quarter 2002

Orders received	2 157,7	2 518,6	531,0	575,4
Operating revenues	2 252,7	2 444,8	658,9	614,4
Operating costs	(2 024,1)	(2 255,1)	(591,0)	(551,6)
Depreciation	(79,8)	(83,5)	(20,3)	(21,8)

Operating income before R&D costs	148,8	106,2	47,6	41,0
Research and development	(174,2)	(239,6)	(46,2)	(58,7)

Operating income (loss) before restructuring/write -downs	(25,4)	(133,4)	1,4	(17,7)

Restructuring and write-downs	(28,3)	(11,1)	(0,0)	(11,1)

Operating income (loss)	(53,7)	(144,5)	1,4	(28,8)

Income (loss) from investments in associated companies	11,0	(23,8)	2,5	3,0
Net financial items	26,0	6,0	(4,5)	(4,9)

Income (loss) before tax	(16,7)	(162,3)	(0,6)	(30,7)

Taxes	(13,0)	33,7	(6,1)	0,8

Net income (loss)	(29,7)	(128,6)	(6,7)	(29,9)

Minority interest	(23,0)	(16,5)	(7,4)	(10,1)

Net income (loss) after minority interests	(52,7)	(145,1)	(14,1)	(40,0)

Earnings per share, primary (NOK)	(0,43)	(1,19)	(0,12)	(0,33)
Earnings per share, diluted (NOK)	(0,43)	(1,19)	(0,12)	(0,33)

Balance Sheets	Amounts in NOK million

	31.12.2003	31.12.2002

Deferred tax asset	174,0	174,0
IT software	23,1	23,7
Goodwill	14,1	18,9
Property, plant and equipment	158,8	199,1
Financial non-current assets	134,7	161,5

Non-current assets	504,7	577,2

Inventories	293,3	382,9
Trade receivables	563,5	518,6
Other short-term receivables	233,5	285,3
Cash and cash equivalents	830,1	795,8

Current assets	1 920,3	1 982,6

ASSETS	2 425,0	2 559,8

Paid-in capital	409,1	1 509,0
Retained earnings (incl.minority interest)	1 110,4	103,6

Equity	1 519,5	1 612,6

Provisions for liabilities	53,0	45,0
Long-term liabilities	40,5	47,0
Current liabilities	812,0	855,2

Liabilities	905,5	947,2

EQUITY AND LIABILITIES	2 425,0	2 559,8

Interest bearing current liabilities	1,5	4,8
Interest bearing long-term liabilities	1,6	4,3
Minority shareholders’ interest	234,3	240,2

Change in equity :
Equity as of 01.01	1612,6	1 728,1
Net income (loss)	(29,7)	(128,5)
Additional treasury stock		(2,8)
Additional minority interest		126,4
Dividend	(50,1)	(26,8)
Other changes in equity	(0,2)	(6,6)
Translation differences	(13,1)	(77,2)

Equity as of end of period	1 519,5	1 612,6

Statements of cash flows	Amounts in NOK million

	1.1.-31.12.2003	1.1.-31.12.2002	4th quarter 2003	4th quarter 2002

Net income (loss)	(29,7)	(128,5)	(6,8)	(29,8)
Ordinary depreciation	79,8	83,5	20,3	21,8
Change in inventories, trade receivables/payables and other working capital	21,9	210,8	(30,1)	(17,5)
Other operational related adjustments	4,8	(131,2)	66,3	39,2

Net cash provided by (used in) operating activities	76,8	34,6	49,7	13,7

Proceeds from sales of property, plant and equipment	2,5	7,9	0,9	2,6
Capital expenditures	(38,2)	(61,4)	(11,0)	(13,4)
Other investments and sales	24,3	110,7	10,3	38,0

Net cash provided by (used in) investing activities	(11,4)	57,2	0,2	27,2

Proceeds from issuance of shares		37,7		(2,1)
Changes, Treasury stock		(2,8)
Dividends paid	(5,8)	(26,8)	0,2	3,7
Net changes in liabilities	(5,9)	(191,7)	(0,8)	2,4

Net cash provided by (used in) financing activities	(11,7)	(183,6)	(0,6)	4,0

Effect of changes in currency exchange rates	(19,4)	(11,9)	(7,4)	(23,1)

Net change in cash and cash equivalents	34,3	(103,7)	41,9	21,8

Cash and cash equivalents at beginning of period	795,8	899,5	788,2	774,0

Cash and cash equivalents at end of period	830,1	795,8	830,1	795,8

Orders received by Business Area	Amounts in NOK million

Business Areas	1.1.-31.12.2003		1.1.-31.12.2002		4th quarter 2003		4th quarter 2002

Transmissions Networks	1 213	56,2%	1 243	49,4%	291	54,7%	235	40,8%
Mobile Satellite Communications	496	23,0%	677	26,8%	121	22,7%	103	17,9%
Wireless Broadband Access	137	6,3%	215	8,6%	41	7,8%	152	26,5%
Others/eliminations	312	14,5%	384	15,2%	78	14,8%	85	14,8%

Total	2 158	100,0%	2 519	100,0%	531	100,0%	575	100,0%

Operating revenues by Business Area	Amounts in NOK million

Business Areas	1.1.-31.12.2003		1.1.-31.12.2002		4th quarter 2003		4th quarter 2002

Transmissions Networks	1 189	52,8%	1 343	54,9%	362	54,9%	354	57,7%
Mobile Satellite Communications	577	25,6%	617	25,2%	138	20,9%	146	23,8%
Wireless Broadband Access	166	7,4%	69	2,8%	67	10,2%	15	2,5%
Others/eliminations	321	14,2%	417	17,1%	92	14,0%	98	16,0%

Total	2 253	100,0%	2 445	100,0%	659	100,0%	614	100,0%

Operating Income (loss) before special charges by Business Area	Amounts in NOK million

Business Areas	1.1.-31.12.2003	1.1.-31.12.2002	4th quarter 2003	4th quarter 2002
Transmissions Networks	-71,2	-165,2	1,3	-21,0
Mobile Satellite Communications	87,2	68,8	14,4	15,0
Wireless Broadband Access	-40,3	-52,4	-10,9	-16,8
Others/eliminations	-1,1	15,6	-3,4	5,1

Total	-25,4	-133,3	1,4	-17,7

Orders received by Geographical Destinations	Amounts in NOK million

Geographical Destinations	1.1.-31.12.2003		1.1.-31.12.2002		4th quarter 2003		4th quarter 2002

Norway	294	13,6%	281	11,2%	54	10,2%	76	13,3%
Great Britain	71	3,3%	197	7,8%	14	2,6%	13	2,3%
Rest of Europe	485	22,5%	442	17,5%	137	25,8%	66	11,5%
America	518	24,0%	545	21,6%	174	32,8%	121	21,0%
Africa	64	3,0%	114	4,5%	13	2,4%	14	2,4%
Asia	661	30,6%	899	35,8%	145	27,3%	286	49,8%
Oceania	65	3,0%	41	1,6%	(6)	-1,1%	(2)	-0,3%

Total	2 158	100,0%	2 519	100,0%	531	100,0%	575	100,0%

Operating revenues by Geographical Destination	Amounts in NOK million

Geographical Destinations	1.1.-31.12.2003		1.1.-31.12.2002		4th quarter 2003		4th quarter 2002

Norway	310	13,8%	276	11,3%	81	12,3%	101	16,5%
Great Britain	123	5,4%	110	4,5%	27	4,1%	36	5,9%
Rest of Europe	478	21,2%	498	20,4%	132	20,0%	144	23,4%
America	443	19,7%	538	22,0%	131	19,8%	114	18,5%
Africa	54	2,4%	105	4,3%	15	2,3%	27	4,5%
Asia	806	35,8%	863	35,3%	262	39,7%	182	29,6%
Oceania	39	1,7%	55	2,2%	11	1,8%	9	1,6%

Total	2 253	100,0%	2 445	100,0%	659	100,0%	614	100,0%

Oslo, 12 February 2004 Ne03-3E-1 Full Year Presentation 2003

Bjorn Ove Skjeie Chief Executive Officer

Profitability re-established Profitable finish in 2003 Significant positions achieved in growth markets Growth ambitions supported by robust financial situation Substantially improved operational efficiency

Key figures

Market achievements Order intake in Transmission Networks stabilised, several important market positions achieved Strong revenue growth for Broadband businesses Still market leader in Mobile satellite communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications communications

Quarterly Orders received by Business Area

Financial achievements 2003 Profitability re-established at end of year Gross margins improved Runrate of S & A costs substantially down Net R & D costs reduced Trimmed the organisation Positive cash flow and improved balance sheet

Growth ambitions for 2004 Transmission Networks returns to growth Wireless Broadband increasingly important Mobile Satellite market in transition creates opportunities Other business Growth expected in IT networks Challenging competition for Contract manufacturing

Profitable operations in 2004 Gross margin ambitions Increase gross margin in Transmission Networks Defend gross margin in Satellite Communication Investment in Broadband Satellite to be continued Target a long term leading position in a new growth market Other business Maintain level of profitability OPEX R&D will be slightly increased Still chasing S&A reduction

Bjorn Olafsson Chief Financial Officer

Financial highlights Q4 Orders SatCom back to "normal" Transmission slightly below 2003 average Up sequentially - somewhat lower than Q4-2002 Revenues Strong sales - up 30% sequentially to 659 MNOK Also higher than Q4-2002 Sales were up in all regions Gross Margin Transmission 29.5% - well above yearly average of 24.6% Satcom 42% - above yearly average of 39%

Financial highlights Q4 (cont.) OPEX 30 MNOK higher than yearly average Special non-recurring items EBIT Second consecutive positive quarter on Group level Capital Efficiency Strong Cash flow Balance sheet further improved Margins and OPEX should normalise going forward

Special non-recurring items in Q4 Legal expenses Project related costs Marketing activities Impairment valuation fixed assets Total approx. 20 MNOK

Quarterly operating revenue by business area

Income statement

Operating profit before special charges by business area

1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Q3-03 Q4-03 Gross margin % 33 25 30 30 28 21 21 22 24.5 29.5 Oper. margin % 2.8 4 8.5 8.9 7.3 -12.3 -15.8 -8.6 -2.4 0.3 North 45.9 46.9 45 43.9 1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Q3-03 Q4-03 Gross margin % 35 30 33 40 36 35 37 40 38 42 Oper. margin % 9.1 2 4.9 13.8 10.8 11.2 16 18 15.8 10.5 45.9 46.9 45 Margin development Transmission/Satellite Transmission Satellite

Balance Sheets

Net cash position
(Cash - interest bearing debt)


MNOK
1200
1000
800
600
400
200
0
-200
-400
-600
-800
Nera Singapore
Nera Norway
Q4 - 1995
Q4 - 1996
Q2 - 1997
Q4 - 1997
Q2 - 1998
Q3 - 1998
Q4 - 1998
Q1 - 1999
Q2 - 1999
Q3 - 1999
Q4 - 1999
Q1 - 2000
Q2 - 2000
Q3 - 2000
Q4 - 2000
Q1 - 2001
Q2 - 2001
Q3 - 2001
Q4 - 2001
Q1 - 2002
Q2 - 2002
Q3 - 2002
Q4 - 2002
Q1 - 2003
Q2 - 2003
Q3 - 2003
Q4 - 2003

NERA
enabling a wireless future

Working Capital - Revenue/Quarter Q4-1995 Q4-1996 Q2-1997 Q4-1997 Q2-1998 Q3-1998 Q4-1998 Q1-1999 Q2-1999 Q3-1999 Q4-1999 Q1-2000 Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 Q3-2002 Q4-2002 Q1-2003 Q2-2003 Q3-2003 Q4-2003 Working capital 510 739 1028 881 773 573 713 666 556 367 431 190 309 322 331 280 595 664 498 412 379 330 336.4 373.9 294.5 302 339 Revenues/Quarter 683 862 764 937 664 724 874 713 680 635 738 615 548 544 843 724 752 643 774 681 649 501 614 540 545 510 659 North 45.9 46.9 45 43.9 MNOK Revenue/Quarter Working Capital

Trade receivables/ Inventories/trade payables (days) 1995 1996 1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Q3-03 Q4-03 Receivables 76 91 102 88 77 111 97 76 96 78 87 90 Inventories 82 77 67 51 40 38 67 56 59 53 54 47 Payables 41 43 48 48 29 45 53 46 50 46 44 43 Days

Statements of cash flow

Financial key figures

Q & A Oslo, 12 February 2004 Draft 8

Appendix

Equity reconciliation

Orders received by business area

Operating revenue by business area

Orders received by market

Operating revenue by market

Quarterly orders received by market Transmission Networks

Quarterly operating revenue by market Transmission Networks

Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Orders received 511 583 450 347 309 361 338 235 318 368 236 291 Operating revenue 564 627 537 549 378 373 238 354 258 293 276 362 Oper. inc. (EBIT) 50.4 49.8 37.9 31.8 -53.5 -47.5 -43.3 -21 -40.7 -25.1 -6.6 1.3 Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Orders received 239 129 119 142 174 289 109 103 170 126 79 121 Operating revenue 160 150 131 169 161 156 154 146 172 142 125 138 Oper. inc. (EBIT) 16.7 13.8 13.3 21.3 14.4 17 22.5 15 27.5 25.5 19.8 14.4 Orders/revenue/EBIT development Transmission/Satellite Transmission Satellite

Book to bill Transmission Networks Q1 - 2000 Q2 - 2000 Q3 - 2000 Q4 - 2000 Q1 - 2001 Q2 - 2001 Q3 - 2001 Q4 - 2001 Q1 - 2002 Q2 - 2002 Q3 - 2002 Q4-2002 Q1-2003 Q2-2003 Q3-2003 Q4-2003 Orders received/Sales 0.9787 1.7837 1.2585 1.0626 0.9014 0.8364 0.6687 0.6239 0.8175 0.9678 1.42 0.6645431 1.2325581 1.26 0.86 0.8 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Orders received Sales

OPEX Development R&D + sales & admin. expenses

Operational Gearing Nera Group Quarterly Sales (MNOK)

Operational Target (Short Term) Transmission Networks B/E-Target (Quarterly sales = 325 MNOK) Quarterly Sales (MNOK) B/E Target = 325/Q

Invoicing of Order Backlog 1st quarter 2004 2nd quarter 2004 Total NOK mill. 4th quarter 2004 and later 3rd quarter 2004